Filed Pursuant to Rule 433
Registration No. 333-253385
May 25, 2022
FREE WRITING PROSPECTUS
(To Prospectus dated February 23, 2021,
Prospectus Supplement dated February 23, 2021 and
Stock-Linked Underlying Supplement dated February 23, 2021)



HSBC USA Inc.

Market Participation Securities

Linked to the Least Performing of the Equity Securities of Amazon.com, Inc., Alphabet, Inc., and Tesla, Inc.

► 1.00x exposure to any positive return of the Least Performing Underlying, subject to a maximum return of 17.83%

► Return of principal at maturity if the Reference Return of the Least Performing Underlying is negative

► Approximate 2 year maturity

► All payments on the Notes are subject to the credit risk of HSBC USA Inc.

Market Participation Securities (each a "Note" and collectively the "Notes") offered hereunder will not be listed on any securities exchange or automated quotation system. The Notes will not bear interest.

Neither the U.S. Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved of the Notes or passed upon the accuracy or the adequacy of this document, the accompanying prospectus, prospectus supplement or Stock-Linked Underlying Supplement. Any representation to the contrary is a criminal offense. We have appointed HSBC Securities (USA) Inc., an affiliate of ours, as the agent for the sale of the Notes. HSBC Securities (USA) Inc. will purchase the Notes from us for distribution to other registered broker-dealers or will offer the Notes directly to investors. In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use the pricing supplement to which this document relates in market-making transactions in any Notes after their initial sale. Unless we or our agent inform you otherwise in the confirmation of sale, the pricing supplement to which this document relates is being used in a market-making transaction. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page FWP-16 of this document.

Investment in the Notes involves certain risks. You should refer to "Risk Factors" beginning on page FWP-9 of this document, page S-1 of the accompanying prospectus supplement and page S-1 of the accompanying Stock-Linked Underlying Supplement.

The Estimated Initial Value of the Notes on the Trade Date is expected to be between $920.00 and $970.00 per Note, which will be less than the price to public. The market value of the Notes at any time will reflect many factors and cannot be predicted with accuracy. See "Estimated Initial Value" on page FWP-5 and "Risk Factors" beginning on page FWP-9 of this document for additional information.

	Price to Public	Underwriting Discount[1]	Proceeds to Issuer
Per Note	$1,000		
Total			

[1] HSBC USA Inc. or one of our affiliates may pay varying underwriting discounts of up to 1.25% per $1,000 Principal Amount in connection with the distribution of the Notes to other registered broker-dealers. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page FWP-16 of this document.

The Notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value



Indicative Terms[1]

Principal Amount	$1,000 per Note
Term	Approximate 2 year maturity
Reference Asset	The common stock of Amazon.com, Inc. (Ticker: AMZN), the Class A common stock of Alphabet, Inc. (Ticker: GOOGL), the common stock of Tesla, Inc. (Ticker: TSLA) and the of (Ticker:) (each an "Underlying" and together the "Underlyings")
Maximum Cap:	17.83%
Upside Participation Rate:	100.00% (1.00x)
Reference Return	With respect to each Underlying, $$\frac{\text{Final Value} - \text{Initial Value}}{\text{Initial Value}}$$
Least Performing Underlying	The Underlying with the lowest Reference Return
Payment at Maturity per Note	■ **If the Reference Return of the Least Performing Underlying is greater than zero, the lesser of:** (a) $1,000 + ($1,000 × Reference Return of the Least Performing Underlying × Upside Participation Rate); and (b) $1,000 + ($1,000 × Maximum Cap) ■ **If the Reference Return of the Least Performing Underlying is less than or equal to zero:** $1,000 (a zero return)
Initial Value	With respect to each Underlying, its Official Closing Price on the Pricing Date.
Final Value	With respect to each Underlying, its Official Closing Price on the Final Valuation Date.
Pricing Date	May 26, 2022
Trade Date	[ ] , 2022
Original Issue Date	June 1, 2022
Final Valuation Date[2]	May 29, 2024
Maturity Date[2]	June 3, 2024
CUSIP/ISIN	40439J6A8/US40439J6A89

The Notes

The securities are designed for investors who believe the Underlyings will appreciate moderately over the term of the securities.

If the Least Performing Underlying appreciates over the term of the Notes, you will realize a return equal to 100.00% (1.00x) of the appreciation of the Lest Performing Underlying subject to a Maximum Cap of 17.83%.

If the Reference Return of the Least Performing Underlying is less than or equal to zero, you will receive your principal at maturity (a zero return).



[1]As more fully described on page FWP-4.

[2]Subject to adjustment as described under "Additional Terms of the Notes" in the accompanying Stock-Linked Underlying Supplement.

Payoff Example

The table at right shows the hypothetical payout profile of an investment in the Notes reflecting the Maximum Cap of 17.83% and reflecting the Upside Participation Rate of 100.00% (1.00x). The left hand column shows the Reference Return of the Least Performing Underlying.

Reference Return of the Least Performing Underlying	Participation in Reference Return	Return on the Notes
60.00%	Subject to Maximum Cap	17.83%
10.00%	1.00x upside exposure	10.00%
-50.00%	Return of principal	0.00%

Information about the Reference Asset

Amazon.com, Inc. is an online retailer that offers a wide range of products, including: books, music, videotapes, computers, electronics, home and garden, and numerous other products. The company offers personalized shopping services, web-based credit card payment, and direct shipping to customers. The common stock of the company trades on the Nasdaq Global Select Market under the symbol 'AMZN'.





Alphabet Inc. operates as a holding company. The company, through its subsidiaries, provides web-based search, advertisements, maps, software applications, mobile operating systems, consumer content, enterprise solutions, commerce, and hardware products. The Class A common stock of the company trades on the Nasdaq Global Select Market under the symbol 'GOOGL'.

Tesla Motors, Inc. designs, manufactures, and sells high-performance electric vehicles and electric vehicle powertrain components. The company owns its sales and service network and sells electric powertrain components to other automobile manufacturers. The common stock of the company trades on the Nasdaq Global Select Market under the symbol 'TSLA'.



The graphs above illustrate the daily performance of each Underlying from May 24, 2012 through May 24, 2022. The closing values in the graphs above were obtained from the Bloomberg Professional® Service. Past performance is not necessarily an indication of future results. For further information on each Underlying, please see "Description of the Reference Asset" beginning on page FWP-15 of this document. We have derived all disclosure regarding each Underlying from publicly available information. Neither HSBC USA Inc. nor any of its affiliates have undertaken any independent review of, or made any due diligence inquiry with respect to, the publicly available information about each Underlying.

HSBC USA Inc.
Market Participation Securities

Linked to the Least Performing of the Equity Securities of Amazon.com, Inc., Alphabet, Inc., and Tesla, Inc.

This document relates to a single offering of Market Participation Securities. The Notes will have the terms described in this document and the accompanying prospectus, prospectus supplement and Stock-Linked Underlying Supplement. If the terms of the Notes offered hereby are inconsistent with those described in the accompanying prospectus, prospectus supplement, or Stock-Linked Underlying Supplement, the terms described in this document shall control.

This document relates to an offering of Notes linked to the performance of the Reference Asset. The purchaser of a Note will acquire a senior unsecured debt security of HSBC USA Inc. linked to the Reference Asset as described below. The following key terms relate to the offering of the Notes:

Issuer:	HSBC USA Inc.
Principal Amount:	$1,000 per Note
Reference Asset:	The common stock of Amazon.com, Inc. (Ticker: AMZN), the Class A common stock of Alphabet, Inc. (Ticker: GOOGL), and the common stock of Tesla, Inc. (Ticker: TSLA) (each an "Underlying" and together the "Underlyings")
Trade Date:	[ ] , 2022
Pricing Date:	May 26, 2022
Original Issue Date:	June 1, 2022
Final Valuation Date:	May 29, 2024, subject to adjustment as described under "Additional Terms of the Notes—Valuation Dates" in the accompanying Stock-Linked Underlying Supplement.
Maturity Date:	3 business days after the Final Valuation Date, which is expected to be June 3, 2024. The Maturity Date is subject to adjustment as described under "Additional Terms of the Notes—Coupon Payment Dates, Call Payment Dates and Maturity Date" in the accompanying Stock-Linked Underlying Supplement.
Maximum Cap:	17.83%
Upside Participation Rate:	100.00% (1.00x)
Payment at Maturity:	On the Maturity Date, for each Note, we will pay you the Final Settlement Value.
Least Performing Underlying	The Underlying with the lowest Reference Return
Final Settlement Value:	■ *If the Reference Return of the Least Performing Underlying is greater than or equal to zero,* you will receive a cash payment on the Maturity Date, per $1,000 Principal Amount, equal to the lesser of: (a) $1,000 + ($1,000 × Reference Return of the Least Performing Underlying × Upside Participation Rate). (b) $1,000 + ($1,000 × Maximum Cap). ■ *If the Reference Return of the Least Performing Underlying is less than or equal to zero,* you will receive a cash payment on the Maturity Date $1,000 per $1,000 Principal Amount (a zero return).
Reference Return:	With respect to each Underlying, the quotient, expressed as a percentage, calculated as follows: $$\frac{\text{Final Value} - \text{Initial Value}}{\text{Initial Value}}$$
Initial Value:	With respect to each Underlying, its Official Closing Price on the Pricing Date.
Final Value:	With respect to each Underlying, its Official Closing Price on the Final Valuation Date.
Form of Notes:	Book-Entry
Listing:	The Notes will not be listed on any U.S. securities exchange or quotation system.
CUSIP/ISIN:	40439J6A8/US40439J6A89

Estimated Initial Value:	The Estimated Initial Value of the Notes is expected to be less than the price you pay to purchase the Notes. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your Notes in the secondary market, if any, at any time. The Estimated Initial Value will be calculated on the Trade Date and will be set forth in the pricing supplement to which this free writing prospectus relates. See "Risk Factors — The Estimated Initial Value of the Notes, which will be determined by us on the Trade Date, is expected to be less than the price to public and may differ from the market value of the Notes in the secondary market, if any."

The Trade Date, the Pricing Date and the other dates set forth above are subject to change, and will be set forth in the pricing supplement relating to the Notes.

GENERAL

This document relates to an offering of Notes linked to the Reference Asset. The purchaser of a Note will acquire a senior unsecured debt security of HSBC USA Inc. We reserve the right to withdraw, cancel or modify this offering and to reject orders in whole or in part. Although the offering of Notes relates to the Reference Asset, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to the Reference Asset or any security included in any Underlying or as to the suitability of an investment in the Notes.

You should read this document together with the prospectus dated February 23, 2021, the prospectus supplement dated February 23, 2021 and the Stock-Linked Underlying Supplement dated February 23, 2021. If the terms of the Notes offered hereby are inconsistent with those described in the accompanying prospectus, prospectus supplement or Stock-Linked Underlying Supplement, the terms described in this document shall control. You should carefully consider, among other things, the matters set forth in "Risk Factors" beginning on page FWP-9 of this document, page S-1 of the prospectus supplement and page S-1 of the Stock-Linked Underlying Supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. As used herein, references to the "Issuer", "HSBC", "we", "us" and "our" are to HSBC USA Inc.

HSBC has filed a registration statement (including a prospectus, prospectus supplement and Stock-Linked Underlying Supplement) with the SEC for the offering to which this document relates. Before you invest, you should read the prospectus, prospectus supplement and Stock-Linked Underlying Supplement in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and this offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement and Stock-Linked Underlying Supplement if you request them by calling toll-free 1-866-811-8049.

You may also obtain:

▶ The Stock-Linked Underlying Supplement at: https://www.sec.gov/Archives/edgar/data/83246/000110465921026622/tm217170d1_424b2.htm

▶ The prospectus supplement at: https://www.sec.gov/Archives/edgar/data/83246/000110465921026609/tm217170d2_424b2.htm

▶ The prospectus at: https://www.sec.gov/Archives/edgar/data/83246/000110465921026585/tm217170d7_424b3.htm

We are using this document to solicit from you an offer to purchase the Notes. You may revoke your offer to purchase the Notes at any time prior to the time at which we accept your offer by notifying HSBC Securities (USA) Inc. We reserve the right to change the terms of, or reject any offer to purchase, the Notes prior to their issuance. In the event of any material changes to the terms of the Notes, we will notify you.

PAYMENT AT MATURITY

On the Maturity Date, for each Note you hold, we will pay you the Final Settlement Value, which is an amount in cash, as described below:

If the Reference Return of the Least Performing Underlying is greater than or equal to zero, you will receive a cash payment on the Maturity Date, per $1,000 Principal Amount, equal to the lesser of:

(a) $1,000 + ($1,000 × Reference Return of the Least Performing Underlying × Upside Participation Rate).

(b) $1,000 + ($1,000 × Maximum Cap).

If the Reference Return of the Least Performing Underlying is less than or equal to zero, you will receive $1,000 per $1,000 Principal Amount (a zero return).

Interest

The Notes will not pay interest.

Calculation Agent

We or one of our affiliates will act as calculation agent with respect to the Notes.

INVESTOR SUITABILITY

The Notes may be suitable for you if:

► You seek an investment with a return linked to the potential positive performance of the Least Performing Underlying and that will provide a full return of principal.

  ▸ You are willing to invest in the Notes based on the Maximum Cap of 17.83%, which may limit your return at maturity.

► You are willing to accept the risk and return profile of the Notes versus a conventional debt security with a comparable maturity issued by HSBC or another issuer with a similar credit rating.

► You are willing to forgo dividends or other distributions paid to holders of the Underlyings.

► You do not seek current income from your investment.

► You do not seek an investment for which there is an active secondary market.

► You are willing to hold the Notes to maturity.

► You are comfortable with the creditworthiness of HSBC, as Issuer of the Notes.

The Notes may not be suitable for you if:

► You believe the Reference Return of the Least Performing Underlying will not be sufficiently positive to provide you with your desired return.

► You are unwilling to invest in the Notes based on the Maximum Cap of 17.83%, which may limit your return at maturity.

► You prefer the lower risk, and therefore accept the potentially lower returns, of conventional debt securities with comparable maturities issued by HSBC or another issuer with a similar credit rating.

► You prefer to receive the dividends or other distributions paid to holders of the Underlyings.

► You seek current income from your investment.

► You seek an investment for which there will be an active secondary market.

► You are unable or unwilling to hold the Notes to maturity.

► You are not willing or are unable to assume the credit risk associated with HSBC, as Issuer of the Notes.

RISK FACTORS

We urge you to read the section "Risk Factors" beginning on page S-1 of the accompanying prospectus supplement and on page S-1 of the accompanying Stock-Linked Underlying Supplement. You should understand the risks of investing in the Notes and should reach an investment decision only after careful consideration, with your advisors, of the suitability of the Notes in light of your particular financial circumstances and the information set forth in this document and the accompanying, prospectus, prospectus supplement and Stock-Linked Underlying Supplement.

In addition to the risks discussed below, you should review "Risk Factors" in the accompanying prospectus supplement and Stock-Linked Underlying Supplement including the explanation of risks relating to the Notes described in the following sections:

► "— Risks Relating to All Note Issuances" in the prospectus supplement; and

► "— General Risks Related to Indices" in the Stock-Linked Underlying Supplement.

You will be subject to significant risks not associated with conventional fixed-rate or floating-rate debt securities.

Risks Relating to the Structure or Features of the Notes

The appreciation on the Notes is limited by the Maximum Cap.

You will not participate in any appreciation in the value of the Reference Asset (as multiplied by the Upside Participation Rate) beyond the Maximum Cap of 17.83%. You will not receive a return on the Notes greater than the Maximum Cap.

The amount payable on the Notes is not linked to the value of the Least Performing Underlying at any time other than on the Final Valuation Date.

The Final Value of the least Performing Underlying will be based on its Official Closing Price on the Final Valuation Date, subject to postponement for non-trading days and certain Market Disruption Events. Even if the value of the Least Performing Underlying appreciates during the term of the Notes other than on the Final Valuation Date but then decreases on the Final Valuation Date to a value that reflects a Reference Return that is less than or equal to zero, the Payment at Maturity may be less than it would have been had the Payment at Maturity been linked to the value of the Least Performing Underlying prior to such decrease. Although the actual value of the Least Performing Underlying on the Maturity Date or at other times during the term of the Notes may be higher than the Final Value, the Payment at Maturity will be based solely on the Official Closing Price of the Least Performing Underlying on the Final Valuation Date.

The Notes will not bear interest.

As a holder of the Notes, you will not receive interest payments.

Since the Notes are linked to the performance of more than one Underlying, you will be fully exposed to the risk of fluctuations in the value of each Underlying.

Since the Notes are linked to the performance of more than one Underlying, the Notes will be linked to the individual performance of each Underlying. Because the Notes are not linked to a basket, in which the risk is mitigated and diversified among all of the components of a basket, you will be exposed to the risk of fluctuations in the value of each Underlying. For example, in the case of notes linked to a basket, the return would depend on the aggregate performance of the basket components reflected as the basket return. Thus, the depreciation of any basket component could be mitigated by the appreciation of another basket component. However, in the case of these Notes, the individual performance of each of the Underlyings would not be combined to calculate your return and the depreciation of either Underlying would not be mitigated by the appreciation of the other Underlying. Instead, your return would depend on the Least Performing Underlying.

Because the Notes are linked to the performance of the Least Performing Underlying, you are exposed to greater risks of receiving no return on your investment than if the Notes were linked to just one Underlying.

The risk that you will receive no return on your investment, is greater if you invest in the Notes as opposed to substantially similar securities that are linked to the performance of just one Underlying. With multiple Underlyings, it is more likely that the Reference Return of one of the Underlyings will be below zero on the Final Valuation Date, than if the Notes were linked to only one Underlying. Therefore, it is more likely that you will not receive a positive return on your investment.

General Risk Factors

The Notes are subject to the credit risk of HSBC USA Inc.

The Notes are senior unsecured debt obligations of the Issuer, HSBC, and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus supplement and prospectus, the Notes will rank on par with all of the other

unsecured and unsubordinated debt obligations of HSBC, except such obligations as may be preferred by operation of law. Any payment to be made on the Notes, including any return of principal at maturity, depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the Notes and, in the event HSBC were to default on its obligations, you may not receive the amounts owed to you under the terms of the Notes.

The Notes are not insured or guaranteed by any governmental agency of the United States or any other jurisdiction.

The Notes are not deposit liabilities or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. An investment in the Notes is subject to the credit risk of HSBC, and in the event that HSBC is unable to pay its obligations as they become due, you may not receive the full payments due on the Notes.

The Estimated Initial Value of the Notes, which will be determined by us on the Trade Date, is expected to be less than the price to public and may differ from the market value of the Notes in the secondary market, if any.

The Estimated Initial Value of the Notes will be calculated by us on the Trade Date and is expected to be less than the price to public. The Estimated Initial Value will reflect our and our affiliates' internal funding rate, which is the borrowing rate paid to issue market-linked securities, as well as the mid-market value of the embedded derivatives in the Notes. This internal funding rate is typically lower than the rate we would use when we issue conventional fixed or floating rate debt securities. As a result of the difference between our internal funding rate and the rate we would use when we issue conventional fixed or floating rate debt securities, the Estimated Initial Value of the Notes may be lower if it were based on the prices at which our fixed or floating rate debt securities trade in the secondary market. In addition, if we were to use the rate we use for our conventional fixed or floating rate debt issuances, we would expect the economic terms of the Notes to be more favorable to you. We will determine the value of the embedded derivatives in the Notes by reference to our or our affiliates' internal pricing models. These pricing models consider certain assumptions and variables, which can include volatility and interest rates. Different pricing models and assumptions could provide valuations for the Notes that are different from our Estimated Initial Value. These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your Notes in the secondary market (if any exists) at any time.

The price of your Notes in the secondary market, if any, immediately after the Trade Date is expected to be less than the price to public.

The price to public takes into account certain costs. These costs, which will be used or retained by us or one of our affiliates, include the underwriting discount, our affiliates' projected hedging profits (which may or may not be realized) for assuming risks inherent in hedging our obligations under the Notes and the costs associated with structuring and hedging our obligations under the Notes. If you were to sell your Notes in the secondary market, if any, the price you would receive for your Notes may be less than the price you paid for them because secondary market prices will not take into account these costs. The price of your Notes in the secondary market, if any, at any time after issuance will vary based on many factors, including the values of the Underlyings and changes in market conditions, and cannot be predicted with accuracy. The Notes are not designed to be short-term trading instruments, and you should, therefore, be able and willing to hold the Notes to maturity. Any sale of the Notes prior to maturity could result in a loss to you.

If we were to repurchase your Notes immediately after the Original Issue Date, the price you receive may be higher than the Estimated Initial Value of the Notes.

Assuming that all relevant factors remain constant after the Original Issue Date, the price at which HSBC Securities (USA) Inc. may initially buy or sell the Notes in the secondary market, if any, and the value that may initially be used for customer account statements, if any, may exceed the Estimated Initial Value on the Trade Date for a temporary period expected to be approximately 6 months after the Original Issue Date. This temporary price difference may exist because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the Notes and other costs in connection with the Notes that we will no longer expect to incur over the term of the Notes. We will make such discretionary election and determine this temporary reimbursement period on the basis of a number of factors, including the tenor of the Notes and any agreement we may have with the distributors of the Notes. The amount of our estimated costs which we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the Original Issue Date of the Notes based on changes in market conditions and other factors that cannot be predicted.

You will not have any ownership interest in any Underlying.

As a holder of the Notes, you will not have any ownership interest in any Underlying, such as rights to vote, dividend payments or other distributions. Because the return on the Notes will not reflect any dividends on any Underlying, the Notes may underperform a direct investment in the Underlyings.

The Notes lack liquidity.

The Notes will not be listed on any securities exchange or automated quotation system. HSBC Securities (USA) Inc. is not required to offer to purchase the Notes in the secondary market, if any exists. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which HSBC Securities (USA) Inc. is willing to buy the Notes.

Potential conflicts of interest may exist.

An affiliate of HSBC has a minority equity interest in the owner of an electronic platform, through which we may make available certain structured investments offering materials. HSBC and its affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes. We will not have any obligation to consider your interests as a holder of the Notes in taking any action that might affect the value of your Notes.

Tax treatment.

We intend to treat the Notes as contingent payment debt instruments for U.S. federal income tax purposes. Pursuant to the terms of the Notes, you agree to treat the Notes as contingent payment debt instruments for all U.S. federal income tax purposes. Assuming the Notes are treated as contingent payment debt instruments, a U.S. holder will be required to include original issue discount in gross income each year, even though no payments will be made on the Notes until maturity.

For a discussion of the U.S. federal income tax consequences of your investment in a Note, please see the discussion under "U.S. Federal Income Tax Considerations" herein and the discussion under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

ILLUSTRATIVE EXAMPLES

The following table and examples are provided for illustrative purposes only and are hypothetical. They do not purport to be representative of every possible scenario concerning increases or decreases in the value of any Underlying relative to its Initial Value. We cannot predict the Final Value of an Underlying. The assumptions we have made in connection with the illustrations set forth below may not reflect actual events, and the hypothetical Initial Value used in the table and examples below is not expected to be the actual Initial Value of any Underlying. You should not take this illustration or these examples as an indication or assurance of the expected performance of the Underlyings or the return on your Notes. The Final Settlement Value may be less than the amount that you would have received from a conventional debt security with the same stated maturity, including such a security issued by HSBC. The numbers appearing in the table below and following examples have been rounded for ease of analysis.

The table below illustrates the Payment at Maturity on a $1,000 investment in the Notes for a hypothetical range of Reference Returns of the Least Performing Underlying from -100% to +100%. The following results are based solely on the assumptions outlined below. The "Hypothetical Return on the Notes" as used below is the number, expressed as a percentage, that results from comparing the Final Settlement Value per $1,000 Principal Amount to $1,000. The potential returns described here assume that your Notes are held to maturity. You should consider carefully whether the Notes are suitable to your investment goals. The following table and examples assume the following:

- ▶ Principal Amount: $1,000
- ▶ Hypothetical Initial Value for each Underlying: 100.00
- ▶ Maximum Cap: 17.83%
- ▶ Upside Participation Rate: 100.00%

The hypothetical Initial Value of $100.00 used in the examples below has been chosen for illustrative purposes only and does not represent the actual Initial Value of any Underlying. The actual Initial Value of each Underlying will be determined on the Pricing Date.

Hypothetical Final Value of the Least Performing Underlying	Hypothetical Reference Return of the Least Performing Underlying	Hypothetical Payment at Maturity	Hypothetical Return on the Notes
$200.00	100.00%	$1,178.30	17.83%
$180.00	80.00%	$1,178.30	17.83%
$160.00	60.00%	$1,178.30	17.83%
$140.00	40.00%	$1,178.30	17.83%
$130.00	30.00%	$1,178.30	17.83%
$120.00	20.00%	$1,178.30	17.83%
$117.83	17.83%	$1,178.30	17.83%
$110.00	10.00%	$1,100.00	10.00%
$105.00	5.00%	$1,050.00	5.00%
$102.00	2.00%	$1,020.00	2.00%
$101.00	1.00%	$1,010.00	1.00%
100.00	**0.00%**	**$1,000.00**	**0.00%**
$99.00	-1.00%	$1,000.00	0.00%
$98.00	-2.00%	$1,000.00	0.00%
$95.00	-5.00%	$1,000.00	0.00%
$80.00	-20.00%	$1,000.00	0.00%
$70.00	-30.00%	$1,000.00	0.00%
$60.00	-40.00%	$1,000.00	0.00%
$50.00	-50.00%	$1,000.00	0.00%
$40.00	-60.00%	$1,000.00	0.00%
$30.00	-70.00%	$1,000.00	0.00%
$20.00	-80.00%	$1,000.00	0.00%
$0.00	-100.00%	$1,000.00	0.00%

The following examples indicate how the Final Settlement Value would be calculated with respect to a hypothetical $1,000 investment in the Notes.

Example 1: The value of the Least Performing Underlying increases from the Initial Value of $100.00 to a Final Value of $160.00.

Underlying	Initial Value	Official Closing Price
AMZN	$100.00	$1,900.00 (190.00% of Initial Value)
GOOGL	$100.00	$160.00. (160.00% of Initial Value)
TSLA	$100.00	$2,000.00 (200.00% of Initial Value)

Reference Return:	60.00%
Final Settlement Value:	**$1,178.30**

Because the Reference Return of the Least Performing Underlying is positive, and the Reference Return of the Least Performing Underlying multiplied by the Upside Participation Rate is greater than the Maximum Cap, the Final Settlement Value would be $1,178.30 per $1,000 Principal Amount, calculated as follows:

$1,000 + ($1,000 × Maximum Cap)

= $1,000 + ($1,000 × 17.83%)

= $1,178.30

Example 1 shows that you will receive the return of your principal investment plus a return equal to the Maximum Cap when the Reference Return of the Least Performing Underlying multiplied by the Upside Participation Rate exceeds the Maximum Cap.

Example 2: The value of the Least Performing Underlying increases from the Initial Value of $100.00 to a Final Value of $105.00.

Underlying	Initial Value	Official Closing Price
AMZN	$100.00	$1,900.00 (190.00% of Initial Value)
GOOGL	$100.00	$105.00 (105.00% of Initial Value)
TSLA	$100.00	$1,150.00 (115.00% of Initial Value)

GOOGL is the Least Performing Underlying.

Reference Return:	5.00%
Final Settlement Value:	**$1,050.00**

Because the Reference Return of the Least Performing Underlying positive, and the Reference Return of the Least Performing Underlying multiplied by the Upside Participation Rate is less than the Maximum Cap, the Final Settlement Value would be $1,050.00 per $1,000 Principal Amount, calculated as follows:

$1,000 + ($1,000 × Reference Return × Upside Participation Rate)

= $1,000 + ($1,000 × 5.00% ×100.00%)

= $1,050.00

Example 2 shows that you will receive the return of your principal investment plus a return equal to the Reference Return multiplied by the Upside Participation Rate when the Least Performing Underlying appreciates and such Reference Return multiplied by the Upside Participation Rate does not exceed the Maximum Cap.

Example 3: The value of the Least Performing Underlying decreases from the Initial Value of $100.00 to a Final Value of $70.00.

Underlying		Initial Value		Final Value
AMZN		$100.00		$1,110.00 (110.00% of Initial Value)
GOOGL		$100.00		$70.00 (70.00% of Initial Value)
TSLA		$100.00		$1,050.00 (105.00% of Initial Value)

GOOGL is the Least Performing Underlying.

Reference Return of the Least Performing Underlying:	-30.00%
Final Settlement Value:	**$1,000.00**

Because the Reference Return of the Least Performing Underlying is less than or equal to zero, the Final Settlement Value would be $1,000 per $1,000 Principal Amount, a zero return.

Example 3 shows that you will receive only your principal amount if the Reference Return of the Least Performing Underlying is negative.

DESCRIPTION OF THE REFERENCE ASSET

Description of AMZN

Amazon.com, Inc. is an online retailer that offers a wide range of products, including: books, music, videotapes, computers, electronics, home and garden, and numerous other products. The company offers personalized shopping services, web-based credit card payment, and direct shipping to customers. Information filed by the company with the SEC under the Exchange Act can be located by reference to its SEC file number: 000-22513 or its CIK Code: 0001018724. The common stock of the company trades on the Nasdaq Global Select Market under the symbol 'AMZN'.

Historical Performance of AMZN

The following graph sets forth the historical performance of AMZN based on the daily historical closing values from May 24, 2012 through May 24, 2022. We obtained the closing values below from the Bloomberg Professional® service. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from the Bloomberg Professional® service.



The historical values of AMZN should not be taken as an indication of future performance, and no assurance can be given as to the Official Closing Price of AMZN on the Final Valuation Date.

Description of GOOGL

Alphabet Inc. operates as a holding company. The company, through its subsidiaries, provides web-based search, advertisements, maps, software applications, mobile operating systems, consumer content, enterprise solutions, commerce, and hardware products. Information filed by the company with the SEC under the Exchange Act can be located by reference to its SEC file number: 001-37580 or its CIK Code: 0001652044 . The Class A common stock of the company trades on the Nasdaq Global Select Market under the symbol 'GOOGL'.

Historical Performance of GOOGL

The following graph sets forth the historical performance of GOOGL based on the daily historical closing values from May 24, 2012 through May 24, 2022. We obtained the closing values below from the Bloomberg Professional® service. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from the Bloomberg Professional® service.



The historical values of GOOGL should not be taken as an indication of future performance, and no assurance can be given as to the Official Closing Price of GOOGL on the Final Valuation Date.

Description of TSLA

Tesla Motors, Inc. designs, manufactures, and sells high-performance electric vehicles and electric vehicle powertrain components. The company owns its sales and service network and sells electric powertrain components to other automobile manufacturers. Information filed by the company with the SEC under the Exchange Act can be located by reference to its SEC file number: or its CIK Code: . The common stock of the company trades on the Nasdaq Global Select Market under the symbol 'TSLA'.

Historical Performance of TSLA

The following graph sets forth the historical performance of the TSLA based on the daily historical closing values from May 24, 2012 through May 24, 2022. We obtained the closing values below from the Bloomberg Professional® service. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from the Bloomberg Professional® service.



The historical values of TSLA should not be taken as an indication of future performance, and no assurance can be given as to the Official Closing Price of NDX on the Final Valuation Date.

EVENTS OF DEFAULT AND ACCELERATION

If the Notes have become immediately due and payable following an Event of Default (as defined in the accompanying prospectus) with respect to the Notes, the calculation agent will determine the accelerated payment due and payable in the same general manner as described in this document except that in such a case, the scheduled trading day immediately preceding the date of acceleration will be used as the Final Valuation Date for purposes of determining the Reference Return, and the accelerated Maturity Date will be three business days after the accelerated Final Valuation Date. If a Market Disruption Event exists with respect to the Reference Asset on that scheduled trading day, then the accelerated Final Valuation Date for the Reference Asset will be postponed for up to five scheduled trading days (in the same manner used for postponing the originally scheduled Final Valuation Date). The accelerated Maturity Date will also be postponed by an equal number of business days. For the avoidance of doubt, if no Market Disruption Event exists with respect to an Underlying on the scheduled trading day preceding the date of acceleration, the determination of such Underlying's Reference Return will be made on such date, irrespective of the existence of a Market Disruption Event with respect to any other Underlying occurring on such date.

If the Notes have become immediately due and payable following an Event of Default, you will not be entitled to any additional payments with respect to the Notes. For more information, see "Description of Debt Securities — Senior Debt Securities — Events of Default" in the accompanying prospectus.

SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

We have appointed HSBC Securities (USA) Inc., an affiliate of HSBC, as the agent for the sale of the Notes. Pursuant to the terms of a distribution agreement, HSBC Securities (USA) Inc. will purchase the Notes from HSBC at the price to public less the underwriting discount set forth on the cover page of the pricing supplement to which this document relates, for distribution to other registered broker-dealers, or will offer the Notes directly to investors. HSBC Securities (USA) Inc. proposes to offer the Notes at the price to public set forth on the cover page of this document. HSBC USA Inc. or one of our affiliates may pay varying underwriting discounts of up to 1.25% per $1,000 Principal Amount in connection with the distribution of the Notes to other registered broker-dealers.

An affiliate of HSBC has paid or may pay in the future an amount to broker-dealers in connection with the costs of the continuing implementation of systems to support the Notes.

In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use the pricing supplement to which this document relates in market-making transactions after the initial sale of the Notes, but is under no obligation to make a market in the Notes and may discontinue any market-making activities at any time without notice.

See "Supplemental Plan of Distribution (Conflicts of Interest)" on page S-83 in the prospectus supplement.

We expect that delivery of the Notes will be made against payment for the Notes on or about the Original Issue Date set forth on the inside cover page of this document, which is more than two business days following the Trade Date. Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes more than two business days prior to the Original Issue Date will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement, and should consult their own advisors.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

You should carefully consider the matters set forth in "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement. The following discussion summarizes the U.S. federal income tax consequences of the purchase, beneficial ownership, and disposition of the Notes. This summary supplements the section "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement and supersedes it to the extent inconsistent therewith.

There are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the Notes. We intend to treat the Notes as contingent payment debt instruments for U.S. federal income tax purposes. Pursuant to the terms of the Notes, you agree to treat the Notes as contingent payment debt instruments for all U.S. federal income tax purposes and, in the opinion of Mayer Brown LLP, special U.S. tax counsel to us, it is reasonable to treat the Notes as contingent payment debt instruments. Assuming the Notes are treated as contingent payment debt instruments, a U.S. holder will be required to include original issue discount ("OID") in gross income each year, even though no payments will be made on the Notes until maturity.

Based on the factors described in the section, "U.S. Federal Income Tax Considerations — Tax Treatment of U.S. Holders — U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes —Contingent Notes," we have determined that the comparable yield of the Notes, solely for U.S. federal income tax purposes, will be [•]% per annum (compounded annually). Further, based upon the method described in the section, "U.S. Federal Income Tax Considerations —Tax Treatment of U.S. Holders — U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes — Contingent Notes" and based upon the comparable yield, we have determined that the projected payment schedule for Notes that have a Principal Amount of $1,000 and an issue price of $1,000 consists of a single payment of $[•] at maturity.

Based upon the comparable yield, a U.S. holder that pays taxes on a calendar year basis, buys a Note for $1,000, and holds the Note until maturity will be required to pay taxes on the following amounts of ordinary income in respect of the Notes in each year:

Year	OID
2022	$[•]
2023	$[•]
2024	$[•]

However, the ordinary income reported in the taxable year the Notes mature will be adjusted to reflect the actual payment received at maturity. U.S. holders may obtain the actual comparable yield and projected payment schedule as determined by us by submitting a written request to: Structured Equity Derivatives – Structuring HSBC Bank USA, National Association, 452 Fifth Avenue, 9th Floor, New York, NY 10018. A U.S. holder is generally bound by the comparable yield and the projected payment schedule established by us for the Notes. However, if a U.S. holder believes that the projected payment schedule is unreasonable, a U.S. holder must determine its own projected payment schedule and explicitly disclose the use of such schedule and the reason the holder believes the projected payment schedule provided herein is unreasonable on its timely filed U.S. federal income tax return for the taxable year in which it acquires the Notes.

The comparable yield and projected payment schedule are not provided for any purpose other than the determination of a U.S. holder's interest accruals for U.S. federal income tax purposes and do not constitute a projection or representation by us regarding the actual yield on a Note. We do not make any representation as to what such actual yield will be.

Because there are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the Notes, other characterizations and treatments are possible. As a result, the timing and character of income in respect of the Notes might differ from the treatment described above. You should carefully consider the discussion of all potential tax consequences as set forth in "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

We will not attempt to ascertain whether any Reference Asset would be treated as a passive foreign investment company ("PFIC") or United States real property holding corporation ("USRPHC"), both as defined for U.S. federal income tax purposes. If one or more of the Reference Assets were so treated, certain adverse U.S. federal income tax consequences might apply. You should refer to information filed with the SEC and other authorities by the Reference Assets and consult your tax advisor regarding the possible consequences to you if any Reference Asset is or becomes a PFIC or a USRPHC.

A "dividend equivalent" payment is treated as a dividend from sources within the United States and such payments generally would be subject to a 30% U.S. withholding tax if paid to a non-U.S. holder. Under U.S. Treasury Department regulations, payments (including deemed payments) with respect to equity-linked instruments ("ELIs") that are "specified ELIs" may be treated as dividend equivalents if such specified ELIs reference an interest in an "underlying security," which is generally any interest in an entity taxable as a corporation for U.S. federal income tax purposes if a payment with respect to such interest could give rise to a U.S. source dividend. However, Internal Revenue Service guidance provides that withholding on dividend equivalent payments will not apply to specified ELIs that are not delta-one instruments and that are issued before January 1, 2023. Based on the Issuer's determination that the Notes are not "delta-one" instruments, non-U.S. holders should not be subject to withholding on dividend equivalent payments, if any, under the Notes. However, it is possible that the Notes could be treated as deemed reissued for U.S. federal income tax purposes upon the occurrence of certain events affecting the Reference Assets or the Notes, and following such occurrence the Notes could be treated as subject to withholding on dividend equivalent payments. Non-U.S. holders that enter, or have entered, into other transactions in respect of the Reference Assets or the Notes should consult their tax advisors as to the application of the dividend equivalent withholding tax in the context of the Notes and their other transactions. If any payments are treated as dividend equivalents subject to withholding, we (or the applicable paying agent) would be entitled to withhold taxes without being required to pay any additional amounts with respect to amounts so withheld

PROSPECTIVE PURCHASERS OF NOTES SHOULD CONSULT THEIR TAX ADVISORS AS TO THE FEDERAL, STATE, LOCAL, AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF NOTES.

TABLE OF CONTENTS
Free Writing Prospectus

HSBC USA Inc.

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Market Participation Securities of the Equity Securities of Amazon.com, Inc., Alphabet, Inc., and Tesla, Inc.

May 25, 2022

Free Writing Prospectus